Exhibit 3.1

Certificate of Amendment of

Certificate of Designations of

PREFERENCES, RIGHTS AND LIMITATIONS OF

Series H CONVERTIBLE Preferred Stock of

ENVUE MEDICAL, INC.

Pursuant to Section 242 of the

Delaware General Corporation Law

This Certificate of Amendment to the Certificate of Designations of Preferences, Rights and Limitations of Series H Convertible Preferred Stock (the “Amendment”) is dated as of January 30, 2026.

WHEREAS, the board of directors (the “Board”) of ENvue Medical, Inc., a Delaware corporation (the “Company”), pursuant to the authority granted to it by the Company’s Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and Section 151(g) of the Delaware General Corporation Law (the “DGCL”), has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 55,111 authorized shares of preferred stock, classified as Series H Convertible Preferred Stock (the “Preferred Stock”) and the Certificate of Designations of Preferences, Rights and Limitations of the Preferred Stock (the “Certificate of Designations”) was initially filed with the Secretary of State of the State of Delaware on July 18, 2025, evidencing such terms;

WHEREAS, pursuant to Section 8(j) of the Certificate of Designations, the Certificate of Designations or any provision thereof may be amended by obtaining the written consent of the majority of the holders of the Preferred Stock issued and outstanding on such date (the “Required Holders”);

WHEREAS, the Required Holders pursuant to the Certificate of Designations have consented, in accordance with the DGCL, on January 30, 2026, to this Amendment on the terms set forth herein; and

WHEREAS, the Board has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders.

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 151 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designations as follows:

1.	Section 6(b) of the Certificate of Designations is hereby amended and restated to read as follows:

“(b) Conversion Price. The conversion price for the Preferred Stock shall equal $1.01, subject to adjustment herein (the “Conversion Price”); provided that, following the issuance of any Additional Shares, the Conversion Price shall be equal to 85% of the arithmetic average of the three (3) lowest VWAPs for the ten (10) Trading Days prior to the issuance of such Additional Shares (the “Adjusted Conversion Price”).”

2.	Section 7(b) of the Certificate of Designations is hereby amended and restated to read as follows:

“(b) Subsequent Equity Sales. If, at any time while this Preferred Stock is outstanding, the Corporation or any Subsidiary, as applicable sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price (such lower price, the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”) (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then simultaneously with the consummation (or, if earlier, the announcement) of each Dilutive Issuance the Conversion Price shall be reduced to equal the Base Conversion Price. Notwithstanding the foregoing, no adjustment will be made under this Section 7(b) in respect of an Exempt Issuance. If the Corporation enters into a Variable Rate Transaction, despite the prohibition set forth in the Purchase Agreement, the Corporation shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion price at which such securities may be converted or exercised. The Corporation shall notify the Holders in writing, no later than the Trading Day following the issuance of any Common Stock or Common Stock Equivalents subject to this Section 7(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Corporation provides a Dilutive Issuance Notice pursuant to this Section 7(b), upon the occurrence of any Dilutive Issuance, the Holders are entitled to receive a number of Conversion Shares based upon the Base Conversion Price on or after the date of such Dilutive Issuance, regardless of whether a Holder accurately refers to the Base Conversion Price in the Notice of Conversion.”

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer this 30th day of January, 2026.

ENVUE MEDICAL, INC.

By:	/s/ Doron Besser, M.D.
Name:	Doron Besser
Title:	Chief Executive Officer